                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         PURSUANT TO RULES 12b-25 OF THE SECURITIES EXCHANGE ACT OF 1934


         Date of Report (Date of earliest event reported): May 14, 2001

                          RELIABLE POWER SYSTEMS, INC.
                     f/k/a DENCOR ENERGY COST CONTROLS, INC.
               (Exact name of registrant as specified in charter)

          COLORADO                       0-9255                84-0658020
(State or other jurisdiction of      (Commission File        (IRS Employer
incorporation or organization)           Number)           Identification No.)


                                 1450 WEST EVANS
                              DENVER, COLORADO 80223
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (303) 922-1888


(Check One):

[ ] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [X] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:  March 31, 2001
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

------------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION

Reliable Power Systems, Inc.
Full Name of Registrant

Dencor Energy Cost Controls, Inc.
Former Name if Applicable

1450 West Evans
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80223
City, State and Zip Code

                        PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    Due to the complication of the accounting issues as a result of the reverse, triangular merger between Reliable Power Systems, Inc., Dencor Energy Cost Controls, Inc. and Denmer Corporation, Registrant is having difficulty completing form 10QSB.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                          David A. Groom, Esq.
                          (303) 681-9344

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). (X) Yes ( ) No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes (X) No





         SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Reliable Power Systems, Inc.
                                         (Registrant)


Date:    May 14,2001                     /s/  David A. Groom
                                         --------------------------------------
                                         (Signature)

                                         David A. Groom, Secretary